

June 15, 2010

Donald Barney
Chief Financial Officer
First Real Estate Investment Trust of New Jersey
505 Main Street
Hackensack, New Jersey 07601

    **Re:    First Real Estate Investment Trust of New Jersey**
            **Form 10-K for the Fiscal Year Ended October 31, 2009**
            **Filed January 14, 2010**
            **File No. 000-25043**

Dear Mr. Barney:

        We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

DEFINITIVE PROXY STATEMENT

Executive Compensation, page 14

Fiscal 2009 Compensation, page 15

1.   We note your response to comment 3 in our letter dated April 13, 2010 and the proposed revisions to your CD&A. We continue to believe that you should explain why the compensation paid by other real estate investment trusts, the named executive officers' duties, responsibilities and time spent towards your business and your financial condition resulted in the compensation paid to each named executive officer. This discussion should address each named executive officer individually. To the extent that you are benchmarking, please disclose the names of the other real estate investment trusts and discuss how you use these peer groups in benchmarking compensation. Please provide us with sample disclosure and confirm that you will include similar disclosure in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Erin E. Martin, Attorney-Advisor, at (202) 551-3391 or me at (202) 551-3401 with any other questions.

Sincerely,

Jennifer Gowetski
Senior Counsel